082-34635
Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Sinqu NV

~~Retail Holdings N.V.~~

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

SUPPL

Dated July 18, 2006



Jlw 7/25

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

Exhibit Index to Report

Exhibit No.	
1	Excerpts from the Commercial Register dated July 17, 2006

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

Curaçao Commercial Register

Excerpt from the Commercial Register

Registration number: 83676 (0)
Date: July 17, 2006 Time: 8:28:41 AM

In the Commercial Register of the Curaçao Chamber of Commerce & Industry is registered with number 83676 the company with trade name Retail Holdings N.V.

Trade name	Retail Holdings N.V.
Legal form	Limited Liability Company
Official company name	Retail Holdings N.V.
Statutory seat	Curaçao
Date of incorporation	December 21, 1999
Date last amendment	August 30, 2005
Date established	December 21, 1999
Authorized capital	U.S.A. Dollar 210,000.00
Issued capital	U.S.A. Dollar 81,218.68
Paid up capital	U.S.A. Dollar 81,218.68
Fiscal year	The fiscal year is equal to the calendar year
Business address	De Ruyterkade 62 Curaçao Netherlands Antilles
Correspondence address	same as above
Description English	1a. To manufacture, buy, sell and use consumer and other products, including but not limited to sewing produts, household appliances, furniture, motorcycles, automobiles and trucks, and equipment, parts and accessories therefor thoughout the world and to engage in any business related thereto; b. To manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally; c. To enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters or credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof; d. To enter into and carry on any financial services business in any country including, but not limited to, consumer and agricultural financing, product financing, motor cycle and automotive financing, leasing, securities dealing, funds management, sale of insurance, and funds remittance, provided, however, that such services may not be of such nature that would require the Company to be subject to the regulatory supervision by the Central Bank of the Netherlands Antilles or any other governmental body or other agency of or in the Netherlands Antilles; e. to undertake, conduct, assist, promote or engage in any research and development; f. To organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corparation or organization; and to dissolve, liquidate, wind-up or, reorganize, merge or consolidate any such corporation or organization; g. To invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any all forms, the borrowing of money and the issuance of evidences of indebtedness


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

therefor, as well as the lending of money;
h. To acquire considerations paid for technical assistance;
i. To invest its assets directly or indirectly in real property in real property, to acquire, own, hire, let, lease, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or other wise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
j. To obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and fromulae, trademerks and other analogous property, from reyalties (including rentals) for the use of industrial, commercial or scientific equipment, and from compensation or other consideration received for technical assistance or services;
k. To establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
l. To guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
m. To borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and
n. to place in trust all or any of its properties, including securities.
2. The corporation is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Official(s)

1

Function	Statutory director
Title description	Managing Director
Name	Alexander John Johnston
Address	Marylands Road 91 W9 London United Kingdom
Date of birth	April 24, 1964
Place of birth	London
Country of birth	United Kingdom
Nationality	British

2

Function	Statutory director
Title description	Managing Director
Name	Antonio Costa
Address	Rua da Garagem 9-9A 2795-510 Carnaxide Portugal
Date of birth	March 15, 1942
Place of birth	San Sebastiano de Pedreira, Lissabon
Country of birth	Portugal
Nationality	Portugese

3

Function	Statutory director
Title description	Managing Director
Name	Malcolm J. Matthews
Address	Countryside Drive 55 07901 Summit, NJ
Date of birth	September 9, 1940
Place of birth	West Hampton


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

Country of birth	United Kingdom
Nationality	British
4	
Function	Statutory director
Title description	Managing Director/Chairman of the Board of Directors, President and Chief Executive Officer
Name	Stephen H. Goodman
Address	10 Meeting House Road 10549 Bedford Corners, NY United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American
5	
Function	Statutory director
Title description	Managing Director
Name	Stewart M. Kasen
Address	East Square Lane 60 23233 Richmond, VA United States of America
Date of birth	July 19, 1939
Place of birth	New Jersey
Country of birth	United States of America
Nationality	American
6	
Function	Proxy holder
Title description	Local Representative
Name	Curaçao Corporation Company N.V.
Address	De Ruyterkade 62 Curaçao Netherlands Antilles
Registration number official	2071
7	
Function	Proxy holder
Title description	Vice President
Name	Gavin Walker
Address	Apartment 3B, Haking Mansions, 43 Barker Road The Peak Hong Kong
Date of birth	August 9, 1969
Place of birth	Kitwe
Country of birth	Zambia
Nationality	British
8	
Function	Proxy holder
Title description	Vice President
Name	Hemaka D.S. Amarasuriya
Address	30/15 Park Road Colombo 5 Sri Lanka
Date of birth	November 19, 1943
Place of birth	Colombo
Country of birth	Sri Lanka


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO

Nationality	Sri Lankan
9	
Function	Proxy holder
Title description	Vice-President & Controller/Secretary
Name	John Nashmi
Address	Apricot Street 22 L3T 1C8 Thornhill, Ontario Canada
Date of birth	April 28, 1967
Place of birth	Baghdad
Country of birth	Iraq
Nationality	Canadian
10	
Function	Proxy holder
Title description	Vice-President
Name	Kamal Khawaja Shah
Address	112-01 Queens Boulevard (8-D) Forest Hills New York 11375 United States of America
Date of birth	October 20, 1940
Place of birth	Delhi
Country of birth	India
Nationality	Pakistanian
11	
Function	Proxy holder
Title description	Assistant Secretary
Name	Shirley Chung
Address	Galloway Road 14 M1E 1W4 Ontario Canada
Date of birth	December 3, 1958
Place of birth	Calcutta
Country of birth	India
Nationality	Canadian

Only valid if stamped and signed by the Chamber of Commerce.

Curaçao, July 17, 2006
For Excerpt



I.N.M. JANGA
Head Commercial Register


KOOPHANDEL
KAMER VAN
& NIJVERHEID
CURAÇAO